SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 1, 2010

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒ Form 40-F  ☐

Enclosures:

Nokia press release dated February 24, 2010: Changes in Nokia Corporation’s own share

Nokia press release dated February 15, 2010: Nokia passes key milestones as services business continues strong momentum

Nokia press release dated February 15, 2010: Intel and Nokia merge software platforms for future computing devices

NSN press releases dated February 11, 2010: Bharti Airtel awards USD 700 million network expansion contract to Nokia Siemens Networks

NSN press releases dated February 10, 2010: NII Holdings selects Nokia Siemens Networks for network managed services in Latin America

Nokia press release dated February 8, 2010: Nokia plans to develop Salo plant operating mode to further increase production speed and efficiency for a growing smartphone market

Nokia press release dated February 2, 2010: Original1 begins business operations

Nokia press release dated February 1, 2010: Nokia and Pearson form wireless educational venture in China

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2010		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel

PRESS RELEASE

February 15, 2010

Nokia passes key milestones as services business continues strong momentum

Barcelona, Spain - With a great user experience, an aggressive global rollout plan and a focus on local relevance, Nokia truly put its services on the map — and the strong momentum continues.

“Our recipe for success has some pretty simple ingredients: delighting consumers. Yes, we are in more places, serving more people, with more great content and services. True, more than a million apps are being downloaded a day from our store; Comes with Music is now available in over 25 markets; and every second of the day, 24 hours a day, seven days a week, another person downloads our new Ovi Maps app. These are great achievements, but our goal is to delight hundreds of millions of consumers around the world — and we are well on our way,” says Niklas Savander, head of Nokia’s services business.

“Our global footprint means we have scaled fast, reaching a really significant number of people using a variety of different phones and smartphones. We started the year with a bang with our free Ovi Maps navigation launch and we have just announced the pilot of Nokia Money running in one of India’s largest metropolitan areas. Going forward, we are increasing the speed and concentrating on developing a magic experience for the people that use our services.”

Nokia highlighted landmark achievements for its key service areas:

Location: Launched in late January, the new Ovi Maps features drive and walk navigation in 74 countries and 46 languages, as well as traffic information in many. All new Nokia GPS-enabled smartphones will include this great service — at no extra cost.

• More than 3 million Ovi Maps downloaded to date

• More than one download per second, 24 hours a day; around 100,000 downloads a day

• Rich functionality and the best mobile maps coverage in the world

Music:  Last week, Comes With Music grew to 27 markets with its arrival in the Middle East. People that own a Comes With Music device can download as much free music as they want from Ovi Music and, unlike other online music services, can keep them on their device forever. Music downloaded from the Ovi Music à la carte menu is also DRM-free.

• Ovi Music is in 33 markets, making Nokia the world’s most scaled global digital music provider

• The average person using Comes With Music downloads 500 free songs in the first few weeks of using the service, which would cost about EUR 450 from iTunes

• More than nine million tracks in the Ovi Music catalogue

Store: Launched in May 2009, multiple upgrades and experience improvements have improved the browsing and search experience, leading to a significant increase in the number of downloads. In 2010, Ovi Store will have more languages, billing support, improvements and of course, lots more apps.

• More than one million downloads a day

• The number of people shopping on the store doubles every month

• Fully localized store in 18 countries supporting 30 languages, and serving 90 percent of Store visitors with their local language

• Integrated mobile billing from 60 operators in 18 countries

Messaging: A million people a month open an Ovi Mail account, often their first online identity, bringing the total number of accounts created to more than six million in just over a year. Working closely with operators, Nokia Messaging, Nokia’s push email service, is now signed up with over 70 operators.

Nokia Money: Global financial services initiative starts in India

In partnership with YES BANK, a commercial pilot of the global mobile financial services initiative has started in Pune, one of the largest metropolitan areas in India. The service in Pune, called Mobile Money Services by YES BANK, brings financial services to the consumers’ mobile devices.

“The Nokia Money initiative based on Obopay’s platform is initially targeted at growth markets and designed to work in partnership with multiple network operators and banks, involving distributors and merchants in a dynamic open ecosystem to seamlessly provide the new services. YES BANK is our first partner in India to bring this service to market,” said Teppo Paavola, VP and general manager of Mobile Financial Services at Nokia.

• Initial phase: consumers will be able to transfer money to another person just by using the person’s mobile phone number, pay utility bills as well as recharge their prepaid SIM cards (SIM top-up).

• Later, consumers will also be able to pay merchants for goods and services.

Nokia Life Tools:

Nokia Life Tools is providing rural subscribers with livelihood and life improvement services, including agriculture and education services. Subscribers primarily depend on the agriculture trade and live around the poverty threshold — which makes parting with one or two dollars each month for a mobile service a substantial investment.  Since its launch in mid-2009, around one million people have already subscribed to the service. Nokia Life Tools is available in India and Indonesia, and will roll out to more markets this year.

Please visit www.nokia.com/press for press materials.

For more information on Nokia in Barcelona, please visit: http://events.nokia.com/mwc/

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

PRESS RELEASE

February 15, 2010

Intel and Nokia merge software platforms for future computing devices

MeeGo* enables an open ecosystem for rapid development of exciting new user experiences

NEWS HIGHLIGHTS:

• Global leaders Intel Corporation and Nokia merge Moblin and Maemo to create MeeGo*, a Linux-based software platform that will support multiple hardware architectures across the broadest range of device segments, including pocketable mobile computers, netbooks, tablets, mediaphones, connected TVs and in-vehicle infotainment systems.

• MeeGo offers the Qt application development environment, and builds on the capabilities of the Moblin core operating system and reference user experiences. Using Qt, developers can write once to create applications for a variety of devices and platforms, and market them through Nokia’s Ovi Store and Intel AppUpSM Center.

• MeeGo will be hosted by the Linux Foundation and governed using the best practices of the open source development model. The first release of MeeGo is expected in the second quarter of 2010 with devices launching later in the year.

• Nokia and Intel expect MeeGo to be adopted widely by global device manufacturers, network operators, semiconductor companies, software vendors and developers.

Espoo, Finland and Santa Clara, CA, USA — In a significant development in the convergence of communications and computing, Intel Corporation and Nokia are merging their popular Moblin and Maemo software platforms. This will create a unified Linux-based platform that will run on multiple hardware platforms across a wide range of computing devices, including pocketable mobile computers, netbooks, tablets, mediaphones, connected TVs and in-vehicle infotainment systems. Called MeeGo, the open software platform will accelerate industry innovation and time-to-market for a wealth of new Internet-based applications and services and exciting user experiences. MeeGo-based devices from Nokia and other manufacturers are expected to be launched later this year.

This announcement strengthens the Nokia and Intel relationship, and builds on the companies’ broad strategic collaboration announced in June 2009. Intel and Nokia now invite participation in MeeGo from existing Maemo and Moblin global communities and across the communications and computing industries.

“Our vision for seamlessly communicating between computing devices from the home, auto, office or your pocket is taking a big step forward today with the introduction of MeeGo,” said Intel President and CEO Paul Otellini. “This is a foundational step in our evolving relationship with Nokia. The merging of these two important assets into an open source platform is critical toward providing a terrific experience across a variety of devices and gaining cross- industry support.”

“MeeGo will drive an even wider range of Internet computing and communication experiences for consumers, on new types of mobile devices,” said Olli-Pekka Kallasvuo, CEO, Nokia. “Through open innovation, MeeGo will create an ecosystem that is second to none, drawing in players from different industries. It will support a range of business models across the value chain, building on the experience and expertise of Nokia, Intel and all those who will join us. Simply put, MeeGo heralds a new era of mobile computing.”

MeeGo blends the best of Maemo with the best of Moblin to create an open platform for multiple processor architectures. MeeGo builds on the capabilities of the Moblin core OS and its support for a wide range of device types and reference user experiences, combined with the momentum of Maemo in the mobile industry and the broadly adopted Qt application and UI framework for software developers.

MeeGo also unites the robust worldwide Maemo and Moblin applications ecosystems and open source communities. For developers, MeeGo extends the range of target device segments for their applications. Using Qt for application development means that they can write applications once and easily deploy them on MeeGo and across other platforms, for example, on Symbian.

The Ovi Store will be the channel to market for apps and content for all Nokia devices, including MeeGo and Symbian-based, with Forum Nokia providing developer support across all Nokia device platforms. The Intel AppUpSM Center will be the path to market for Intel-based MeeGo devices from other device manufacturers, with the Intel® Atom™ Developer Program providing support for applications targeting devices in a variety of categories.

The MeeGo software platform, running on high-performance devices, will deliver a range of Internet, computing and communication experiences, with visually rich graphics, multitasking and multimedia capabilities and the best application performance. Since MeeGo runs on multiple device types, people can keep their favorite applications when they change devices, so they are not locked into one kind of device or those from any individual manufacturer.

MeeGo Hosted by the Linux Foundation

The MeeGo software platform will be hosted by the Linux Foundation as a fully open source project, encouraging community participation in line with the best practices of the open source development model. Intel and Nokia invite the respective members of Maemo.org and Moblin.org to join the combined community at MeeGo.com, as well as encouraging wider participation from the communications, computing and related industries. Developers can begin writing applications for MeeGo in Qt immediately. The first release of MeeGo is targeted for the second quarter of this year.

About Intel

Intel [NASDAQ: INTC], the world leader in silicon innovation, develops technologies, products and initiatives to continually advance how people work and live.  Additional information about Intel is available at www.intel.com/pressroom and http://blogs.intel.com.

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways — fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure; 20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia

Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Intel, the Intel logo and Intel Atom are trademarks of Intel Corporation in the United States and other countries.

*MeeGo is a trademark of The Linux Foundation Corporation.

Other names and brands may be claimed as the property of others.

NOTE TO EDITORS: Media materials, including a Webcast replay, can be found at http://events.nokia.com/mwc/ and www.intel.com/pressroom/intel-nokia.
For more information about the Linux Foundation visit www.linuxfoundation.org

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Intel Corporation

Claudine Mangano

Tel. +1 408 887 2706

Email: claudine.a.mangano@intel.com

www.nokia.com

www.intel.com

www.linuxfoundation.org

PRESS RELEASE

February 8, 2010

Nokia plans to develop Salo plant operating mode to further increase production speed and efficiency for a growing smartphone market

Espoo, Finland - Nokia is planning to develop the operating mode of its Salo plant to ensure production is focused fully on the high-value smartphone market, especially in Europe. The key drivers for a new operating mode in Salo plant are diverse customer requirements, faster deliveries in high-end mobile device manufacturing and the company’s transformation towards a solution-driven offering. The plans will result in the introduction of new and highly specialized manufacturing methods and also entail changes to personnel at the facility.

The planned new focus for Salo is expected to affect a maximum of 285 employees involved in production and in related support functions at Salo. Today, Nokia’s Salo facility employs approximately 2 200 people.

Nokia will support alternative solutions, such as finding new positions at Nokia for as many employees as possible. Nokia will begin consultations with employee representatives about these plans, including discussions about voluntary severance packages. Additionally, Nokia plans to stop currently ongoing rotational temporary lay-offs at the Salo plant by the end of June 2010.

“Salo is a crucial part of Nokia’s global manufacturing network. Plans involving changes to employees are always painful, and they are set in motion only after thorough consideration. However, with these plans our aim is to ensure the plant’s future competitiveness and its special role as one best suited to the production of high value mobile devices,” says Juha Putkiranta, Senior Vice President, Markets, Nokia.

Nokia has a strong global mobile device manufacturing network with ten manufacturing sites in nine countries — Brazil, China, Finland, Hungary, India, Mexico, Romania, South Korea and the United Kingdom.

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

PRESS RELEASE

February 2, 2010

Original1 begins business operations

Frankfurt, Germany - SAP, Nokia and Giesecke & Devrient (G&D) today announced that the respective antitrust authorities have approved the establishment of their joint venture, Original1 GmbH. Original1 has begun business operations on February 1. Established to deliver unique product authentication and anti-counterfeiting services across the globe, Original1 is headquartered in Frankfurt, Germany, and headed by Claudia Alsdorf, former vice president of SAP Research. The plan to form Original1 was initially announced on October 27, 2009.

For more information on Original1, please visit www.original1.net.

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

About Giesecke & Devrient

Giesecke & Devrient (G&D) is a leading international technology provider headquartered in Munich, Germany. With a headcount of around 10,000 employees, the Group generated sales of EUR 1.7 billion in fiscal 2008. Founded in 1852, G&D is a global market leader and pioneering innovator in banknote and banknote paper production and processing, smart card solutions for telecommunications and electronic payment, and security documents and identification systems. 49 subsidiaries and joint ventures across more than 30 countries ensure customer proximity worldwide. For more information, visit our website at: www.gi-de.com.

About SAP

SAP is the world’s leading provider of business software(*), offering applications and services that enable companies of all sizes and in more than 25 industries to become best-run businesses. With more than 92,000 customers in over 120 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE, under the symbol “SAP.” For more information, visit www.sap.com.

(*) SAP defines business software as comprising enterprise resource planning, business intelligence, and related applications.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Nokia

Corporate Development

Tel. +358 7180 22152

SAP

Guenter Gaugler

Tel. +49 6227 7-65416,

Email: guenter.gaugler@sap.com, CET

SAP

Press Office

Tel. +49 6227 7 46315, CET; +1 610 661 3200, EST

Email: press@sap.com

Giesecke & Devrient

Stefan Waldenmaier

Tel. +49 89 4119 2985, CET

Email: stefan.waldenmaier@gi-de.com

Giesecke & Devrient

Press Office

Email: press@gi-de.com

Original1 GmbH

Communications

Email: info@original1.net

www.nokia.com

PRESS RELEASE

February 1, 2010

Nokia and Pearson form wireless educational venture in China

Beijing Mobiledu Technologies to provide English-language learning and related services

London, UK and Espoo, Finland — Nokia, the world leader in mobility, and Pearson, the world’s leading education company, today announced the formation of a joint venture, Beijing Mobiledu Technologies, to accelerate the growth of Mobiledu, the premier mobile phone-delivered education service, developed by Nokia in China.

Launched in China in 2007, Mobiledu is a mobile service that provides English-language learning materials and other educational content, from a variety of content providers, directly to mobile phones. Customers can access the content through an application preloaded on new Nokia handsets, or by visiting the service’s mobile website and most other WAP portals in China.

Since its launch, Mobiledu has already attracted 20 million subscribers in China, with 1.5 million people actively using the service each month. Mobiledu will continue to be delivered to customers in China through a range of channels, including Nokia’s Ovi Store.

The new joint venture company will combine the world-class expertise of Nokia in mobile devices and services, and Pearson’s industry- leading assets and expertise in education, to deliver a wide range of services to meet the high demand for education in China. Headed by Angela Long, formerly head of Mobiledu at Nokia, the Beijing-based company will begin operations immediately.

Robert Andersson, Senior Vice President and head of Corporate Alliances and Business Development at Nokia, said:

“We are proud to have developed a service which is already highly valued. We believe that through this partnership with Pearson, a global industry leader in education, we can offer an exciting future for this service and its customers.”

John Fallon, Chief Executive of Pearson’s International Education business, said:

“China is the world’s largest mobile phone market and the country with the largest number of people learning English. This is a great opportunity to combine Pearson’s English language learning and wider educational services with the mobile technology capabilities of Nokia to meet this demand and help a larger number of people achieve their aspirations.”

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

About Pearson

Pearson (NYSE: PSO), the global leader in education and education technology, reaches and engages today’s digital natives with effective and personalized learning, as well as dedicated professional development for their teachers. This commitment is demonstrated in the company’s investment in innovative print and digital education materials for preK through professional learning, student information systems and learning management systems, teacher development, career certification programmes, and testing and assessment products that set the standard for the industry. The company’s respected brands include Scott Foresman, Prentice Hall, Addison Wesley, Benjamin Cummings, the Stanford Achievement Test series, the Wechsler family of assessments, SuccessNet, MyLabs, PowerSchool, SuccessMaker and many others. Pearson’s comprehensive offerings help inform targeted instruction and intervention so that success is within reach of every student at every level of education. Pearson’s commitment to education for all is supported by the global charitable giving initiatives of the Pearson Foundation. Pearson’s other primary businesses include the Financial Times Group and the Penguin Group. For more information, go to www.pearson.com.

Media Enquiries:

Pearson

In London: Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith + 44 (0) 20 7010 2310.

In Beijing: Elizabeth Knup at +86 10 6409 6767 x 800

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.services@nokia.com

www.nokia.com

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, aswell as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure; 20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Press Release

New Delhi, India — February 11, 2010

Bharti Airtel awards USD 700 million network expansion contract to Nokia Siemens Networks

•                  Airtel users to enjoy an enhanced service experience due to state-of-the-art network technology equipment.

•                  The network upgrade will enable Bharti Airtel to achieve higher customer satisfaction in a more cost effective manner.

•                  Nokia Siemens Networks is expanding and upgrading the operator’s 2.5G network to increase network capacity by 50% in eight circles.

Bharti Airtel Limited, Asia’s leading integrated telecom services provider and Nokia Siemens Networks today further strengthened their strategic partnership with a USD 700 million network expansion contract. The contract includes network planning, implementation and project management, handling of local logistics and materials, as well as system integration for the base station sites.

This GSM network expansion will cover the eight existing circles of Mumbai, Maharashtra & Goa, Gujarat, Madhya Pradesh & Chattisgarh, Bihar & Jharkhand, Orissa, Kolkata and West Bengal where Nokia Siemens Networks already provides equipment and managed services for Bharti Airtel. With close to 60% of Airtel’s monthly customers coming from rural regions, this contract will enable Airtel to further aggressively expand its footprint into rural India.

“Airtel continues to drive innovation and leadership in the telecom sector. This expansion will not only expand our networks deeper into the rural hinterland but will also allow us to deliver a rich end-user experience, and satisfy the increasing demand for top-quality services,” said Sanjay Kapoor, chief executive officer designate, Bharti Airtel. “We are delighted with Nokia Siemens Networks’ proven expertise and deep understanding of our requirements along with the assurance of network infrastructure that helps us sustain our leadership edge in India.”

“The unprecedented growth in the Indian telecommunications sector is compelling telecom operators to offer compelling solutions,” said Rajeev Suri, chief executive officer at Nokia Siemens Networks. “With this upgrade, Bharti Airtel can enhance network efficiency for a better end-user experience and, just as importantly, reduce the overall cost of owning and operating its network.”

Nokia Siemens Networks will deploy its energy-efficient network solutions, including Flexi multi-radio base stations, packet core platforms and microwave solutions for new and legacy networks to boost performance at a lower total cost of ownership and reduced carbon footprint.

The project will result in improvements to network capacity and spectral efficiency by employing a full range of services comprising network planning, implementation and

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optimization. Nokia Siemens Networks will also provide an operations and business management platform for the effective monitoring and management of the network. In addition, the company will ensure that Bharti Airtel’s core and transport network is 3G-ready in order to reduce time to market and enable the fast rollout of 3G services at a later date.

Nokia Siemens Networks already supplies Bharti Airtel with a wide spectrum of solutions, including device management, mobile network portability, next-generation fixed-network and an interactive voice response system.

About Bharti Airtel Limited

Bharti Airtel Limited, a group company of Bharti Enterprises, is among Asia’s leading integrated telecom services providers with operations in India and Sri Lanka. In South Asia, the company had an aggregate of over 125.3 million customers as of end December 2009, including 120.23 million mobile customers. Bharti Airtel has been ranked among the six best performing technology companies in the world by BusinessWeek.

Bharti Airtel is structured as four strategic business units - Mobile, Telemedia, Enterprise and Digital TV. The mobile business offers services in India and Sri Lanka. The Telemedia business provides broadband, IPTV and telephone services in 95 Indian cities. The Enterprise business provides end-to-end telecom solutions to corporate customers and national and international long distance services to carriers. The Digital TV business provides DTH services across India. All these services are provided under the Airtel brand. Airtel’s national high-speed optic fibre network currently spans over 118,337 Rkms across India. Airtel’s international network infrastructure includes ownership of the i2i submarine cable system and consortium ownership in five global undersea cable systems, SEA-ME-WE 4, EIG, I-ME-WE, AAG and UNITY. For more information, visit www.airtel.in

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focuson innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Engage in conversation about Nokia Siemens Networks’ aim to reinvent the connected world at http://unite.nokiasiemensnetworks.com and talk about its news at http://blogs.nokiasiemensnetworks.com

Find out if your country is exploiting the full potential of connectivity at http://connectivityscorecard.org

Media Enquiries

Nokia Siemens Networks

Kanika Atri

Marketing & Communications

Phone: +91 9999000847

e-mail: kanika.atri@nsn.com

Note to the Editor

Nokia Siemens Networks will provide an end-to-end solution that includes the following:

•                  Core network: Its market-leading MSC Server System (MSS) for call control, Media Gateway (MGW) for processing and switching, and Flexi Network Gateway and Serving GPRS Support Node (SGSN) solutions offers significant OPEX benefits.

•                  Radio access: The award-winning Flexi BTS platform includes the Flexi Multiradio Base Station, which minimizes the number of base stations required, and offers significant reductions in energy costs.

•                  Backhaul: The Flexi Hybrid access microwave transport solution enables operators to address growth in data traffic volumes while offering a smooth yet cost-effective migration path to move seamlessly from existing technology to 3G and 4G networks.

•                  Operations Support Systems: The NetAct 5.1 platform provides effective monitoring and management to ensure high quality end-user services.

Press Release

Reston, Virginia, United States — February 10, 2010

NII Holdings selects Nokia Siemens Networks for network managed services in Latin America

Partnership positions NII to optimize the efficiency of its networks and to improve competitive position

NII Holdings, Inc. (Nasdaq: NIHD), a leading provider of mobile communication services operating under the Nextel brand in Latin America, has selected Nokia Siemens Networks to manage its network operations throughout Latin America. This partnership positions NII to further enhance the superior service quality and customer experience its high value customers have come to expect, while reducing costs. The agreement covers the management of NII’s networks across its markets in Argentina, Brazil, Chile, Mexico and Peru. The scale of the contract makes it the first of its kind in Latin America and is one of Nokia Siemens Networks’ largest, multi-vendor, multi-country managed services agreements in the region.

Under the agreement, Nokia Siemens Networks will combine its expertise with the experience of NII employees that will transfer to the company to plan, design, build, maintain, optimize and operate NII’s networks, enhancing NII’s operational efficiency.

“Our goal of providing superior and differentiated voice and data products to high value customers in Latin America is centered on providing world class network quality and customer experience,” said Steve Dussek, NII Holdings’ chief executive officer. “We believe that our partnership with Nokia Siemens Networks will be a key element in our strategy as we strive to enhance our position as one of the premier wireless providers in Latin America.”

“Our focus on delivering our differentiated wireless service is strengthened by this partnership with Nokia Siemens Networks, as it allows us to increase our operational flexibility, improve our cost efficiencies, and improve our service quality,” said Alan Strauss, NII Holdings’ vice president and chief technology officer. “This agreement allows us to sharpen our focus on the evolution of our network, including geographic expansion and the addition of 3G capabilities, while enhancing our operational efficiency. This improved efficiency will help us to better serve our customers by allowing us to invest in developing and launching new and innovative services. And our employees who will be transitioning to become employees of Nokia Siemens Networks, will benefit from the opportunity to work with one of the leading network communications companies in the world, leveraging their expertise to build more efficient operations.”.

Nokia Siemens Networks will use its expertise to enhance NII’s network operations, providing economies of scale to NII. At the center of the solution is a customer-centric, efficient and flexible operations model that forms the framework for delivering ‘best in class’ network operations services based on best practices and industry standards.

“We are delighted to partner with NII in delivering superior network quality and service experience to its subscribers across their five countries and to support its growth plans in the region,” said Ashish Chowdhary, head of Global Services, Nokia Siemens Networks. “Nokia Siemens Networks offers unrivalled strength in terms of our people, execution capability and

Nokia Siemens Networks

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network operation expertise. NII will derive the benefits from this partnership in terms of increased efficiency and cost predictability. We are excited about this new relationship and it represents another significant contract for us and consolidates our position as the number one managed services player in this rapidly growing region.”

About 1,000 employees of NII and its operating companies are expected to become employees of Nokia Siemens Networks under the agreement. Other key elements of the partnership include the following:

•                  Nokia Siemens Networks will assume responsibility for day-to-day services, provisioning and maintenance for NII owned networks, including a full range of operations, network planning and optimization, consulting and OSS/BSS integration, as well as multi-vendor maintenance services.

•                  NII and its operating companies will retain full ownership of its network assets and will continue to make all decisions relating to network strategy, technology, vendor selections and investment decisions.

•                  NII and its operating company employees will continue to be the primary contact for customers, as NII retains full control of customer experience and customer technical support.

Nokia Siemens Networks will use its pioneering service delivery model to drive network efficiency through economies of scale and apply global best practices to offer high-quality services to NII and its operating companies. The unique service delivery model used by Nokia Siemens Networks provides the right balance of customer proximity and global scale and includes local, regional and global delivery.

Nokia Siemens Networks is the undisputed leader in managed services in Latin America and a global market leader with more than 230 managed services contracts supporting mobile and fixed networks that serve more than 300 million subscribers on customer networks throughout the world. Nokia Siemens Networks has successfully transitioned 13,000 employees from operators across various managed services contracts globally.

About NII Holdings, Inc.

NII Holdings, Inc., a publicly held company based in Reston, Va., is a leading provider of mobile communications for business customers in Latin America. NII Holdings, Inc. has operations in Mexico, Brazil, Argentina, Peru and Chile offering a fully integrated wireless communications tool with digital cellular voice services, data services, wireless Internet access and Nextel Direct Connect® and International Direct Connect™, a digital two-way radio feature. NII Holdings, Inc., a Fortune 1000 company, trades on the NASDAQ market under the symbol NIHD and is a member of the NASDAQ 100 Index. Visit the Company’s website at www.nii.com.

Nextel, the Nextel logo, and Nextel Direct Connect are trademarks and/or service marks of Nextel Communications, Inc.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Engage in conversation about Nokia Siemens Networks’ aim to reinvent the connected world at http://unite.nokiasiemensnetworks.com and talk about its news at http://blogs.nokiasiemensnetworks.com

Find out if your country is exploiting the full potential of connectivity at http://connectivityscorecard.org

SAFE HARBOR

This news release includes “forward-looking statements” regarding the proposed business partnership and related network operations management, business outlook and future performance, as well as other statements that are not historical or current facts and deal with potential future circumstances and developments. Forward-looking statements are qualified by the inherent risk and uncertainties surrounding future expectations generally and may materially differ from actual future experience. Risks and uncertainties that could affect the forward-looking statements in this release include: the failure to realize operational efficiencies; unexpected costs or liabilities; the impact of more intense competitive conditions and changes in economic conditions in the markets we serve; the impact on our financial results, and potential reductions in the recorded value of our assets, that may result from fluctuations in foreign currency exchange rates and, in particular, fluctuations in the relative values of the currencies of the countries in which we operate compared to the U.S. dollar; the risk that our network technologies will not perform properly or support the services our customers want or need, including the risk that technology developments to support our services will not be timely delivered; the risk that customers in the markets we serve will not find our services attractive; and the additional risks and uncertainties that are described from time to time in NII Holdings’ Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and, when filed, our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as well as in other reports filed from time to time by NII Holdings with the Securities and Exchange Commission. This press release speaks only as of its date, and NII Holdings disclaims any duty to update the information herein.

Media Enquiries

Nokia Siemens Networks

Claudia Román

Marketing and Communications

LAT Region

Mobile: +57 312 457 93 03

e-mail:claudia.roman@nsn.com

NII Holdings, Inc.

Investor Relations: Tim Perrott

Phone: +1 703 390 5113

e-mail: tim.perrott@nii.com

Media Relations: Claudia E. Restrepo

Phone: +1 786 251 7020

e-mail: claudia.restrepo@nii.com

STOCK EXCHANGE RELEASE

February 24, 2010

Nokia Corporation

Stock exchange release

February 24, 2010 at 9.30 (CET +1)

Changes in Nokia Corporation’s own shares

Based on previously announced decisions of the Board of Directors to issue shares held by the Company, 537 202 Nokia shares (NOK1V) held by the Company are today transferred to 375 participants of Nokia’s equity-based incentive plans as settlement in accordance with the plan rules.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com